P.E. 8/31/06

AR/S

1-12227

06064874

SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2006
WASH. D.C. 160 SECTION

momentum'06



PROCESSED
JAN 0 9 2007
THOMSON
FINANCIAL

Shaw® a world of Solutions™ *The Shaw Group Inc.* *2006 Summary Annual Report*


Shaw®





2006 saw THE SHAW GROUP INC. substantially increase its revenues and backlog and reinforce its prospects for continued growth in the global economy.

2006 Building Momentum

This Summary Annual Report will provide our shareholders, clients, customers, business partners, vendors, and employees more details about our momentum into the future.



"A World of Solutions" is a phrase we coined to characterize our culture and the broad range of our capabilities, products, services and expertise. That phrase has never been more appropriate than today. Our strategies to deliver cost effective solutions for our clients have given us incredible momentum for arguably the most exciting period in the history of the engineering and construction industry. Never before have we seen so many opportunities, and our diverse, yet synergistic, capabilities give us a distinct competitive advantage. As we approach the 20th anniversary of our company, Shaw has the resources, the expertise, and momentum in its favor. We call it "Momentum '06."

During this past year, several major milestones marked the strong momentum Shaw is building. We believe this momentum has set the stage for many years of continued success for our company.

Revenue Momentum. During fiscal 2006, Shaw generated record revenues of $4.8 billion by providing proactive and reliable solutions for clients around the globe – a 46% increase over 2005.

Backlog Momentum. Our 2006 fiscal year ended with our highest backlog ever, $9.1 billion. The record bookings capped four straight quarters of record backlog – ending 2006 35% higher than 2005 and giving us a 57% gain from just two years ago.

Long-Term Momentum. We significantly increased our long-term position in the expanding nuclear industry by investing in a 20% ownership interest in Westinghouse Electric Company, shortly after the close of the fiscal year. With this acquisition, Shaw now has a stake in every aspect of the nuclear services market.

The expanding global economy spurred considerable opportunities for our diverse business lines, and our domestic and international business development strategies continued to deliver big projects. Aggressive internal strategies maximize our resources and ensure project execution, continued innovation, client satisfaction, long-term growth and sustained returns for our shareholders.

Global Power – Meeting the Challenge

Global electric power demand continues to increase, and the need for generating capacity is expected to double over the next thirty years. Shaw is working today to meet this challenge and is focused on expanding its clean energy solutions portfolio. Whether we are partnering with clients to build new clean burning fossil-fueled power plants, providing our industry-recognized clean air emissions solutions, positioning for the anticipated nuclear renaissance or identifying innovative alternatives to meet the global energy demand, Shaw is at the forefront of the clean energy movement.

Today's energy constraints provide unique opportunities for Shaw to provide effective solutions to the global community. We are actively collaborating with our clients as they develop their strategic plans for new generation, as well as emissions controls and other improvements to existing plants. We are also focused on creating innovative ways for Shaw to assist the global community in meeting the energy constraint challenge. These alternative approaches to the energy challenge will drive us into new markets in which Shaw is uniquely positioned to provide solutions and to succeed.

While completing two major 500 megawatt gas-fired power plants during 2006, Shaw began work on two new solid fossil-fueled power facilities utilizing clean energy technologies. We further reinforced our leadership position in the clean air emissions market during the year by adding significant additional flue gas desulphurization or "scrubber" projects for four large utilities. Today, Shaw has emissions controls projects in progress at over 20 generating units, at 12 locations, for 6 different customers, with a total contract value of over $2.5 billion. We intend to maintain our industry leading position in this market.

During 2006, we booked our first two mercury-emissions control projects. Similar to our "scrubber" work in controlling sulphur dioxide emissions, we believe mercury emissions controls could develop into a significant market niche for Shaw.

The year 2006 brought us additional successes in the nuclear power services industry. We reinforced our leadership position in maintenance and modifications work, increasing our share to 40% of the entire U.S. fleet of operating nuclear power plants, plus we continued our major construction project for the restart of a nuclear plant in northern Alabama. 2006 was a milestone year for Shaw Nuclear in other ways. Governments, environmental groups and the general populace around the globe are recognizing nuclear power as a valuable component of clean energy. Just three years ago, when I testified before the U.S. Senate Subcommittee on Energy about the future of nuclear power, there was not a single new nuclear power plant being planned in the United States. Today, development plans are in the works for 20 new nuclear power generating facilities in the U.S. We believe these facilities could be operational before the year 2020. As a world leader in nuclear design, engineering, and construction, we believe this "nuclear renaissance" will present significant opportunities for Shaw.

In keeping with our strong belief in the future of nuclear power, Shaw acquired a 20% ownership stake in Westinghouse Electric Company, the world's premier provider of next-generation nuclear reactor technology, nuclear fuels and services. Toshiba Corporation, a world leader in technology and a diversified manufacturer of advanced electronic and electrical products, is the majority owner with a 77% interest, while another Japanese firm holds the remaining 3%. We believe this partnership has created the world's strongest nuclear services team. In connection with the Westinghouse acquisition, Shaw is also party to a commercial agreement for certain exclusive opportunities to perform EPC services and supply piping for future Westinghouse nuclear projects. As the nuclear resurgence gains momentum, Shaw is decisively positioned.

Chemicals – A World of Opportunity

The chemicals market has continued its significant growth. On the domestic side, additional growth is anticipated as new refineries are being considered and older facilities look for solutions to increase output and expand products. Because of high natural gas prices in the U.S., the Middle East continues to pursue additional investments in petrochemical processing. Markets for ethylene and downstream products remain robust, and our capabilities to provide technologies and to design, engineer, procure and construct new production facilities and expand existing plants remain in high demand. Our proprietary technologies for ethylene, downstream products and cracking processes give us a significant competitive advantage in this market.

During the year, Shaw expanded its bookings for petrochemical projects to over $2 billion, including significant expansion of projects in the Middle East and new early engineering and front-end design services for several large petrochemical projects. These early-stage assignments represent projects that could ultimately be valued in excess of $2 billion for the complete EPC work. We expect this type of early-stage work to result in additional EPC backlog during fiscal 2007.

High prices at the pump for gasoline and other transportation fuels continue to drive acute interest in additional U.S. refining capacity for consumer fuels. Production increases of alternative fuels such as ethanol and biodiesel are currently being considered, and Shaw is working to further establish these fuel sources as important components of the overall solution to meeting consumer fuels needs. With our expert capabilities, proprietary technologies, and strong customer relationships, Shaw is well positioned to create and nurture opportunities in the alternative fuels arena. Shaw continues to focus on innovative processes and technologies which we believe will provide us the competitive advantage in the chemicals markets of the future.



Environmental and Infrastructure – Sustainable Solutions

The broad range of our Environmental and Infrastructure Division's capabilities was never more apparent than in 2006. In the aftermath of Hurricanes Katrina and Rita, Shaw responded immediately and decisively to remove floodwaters, repair and protect homes from further weather damage, provide temporary housing for tens of thousands of displaced persons and perform numerous other response and recovery tasks.

During the year, we planted a permanent flag in New Orleans with a new office to oversee the hurricane recovery efforts and to serve as headquarters for our involvement in the long-term rebuilding activities for Louisiana and the Gulf Coast region. Our hurricane recovery work in 2006 generated over $1 billion of revenues for Shaw, and our environmental and infrastructure capabilities and familiarity with the Gulf Coast region position us well for future rebuilding activities.

Hurricanes Katrina and Rita also brought Louisiana's coastal erosion crisis to the national forefront. The loss of South Louisiana's wetlands is threatening approximately 25% of the nation's energy supply, and erosion is potentially jeopardizing much of the oil and gas delivery system in the region. The nation cannot afford to lose a fourth of its domestic oil and gas capacity. Shaw is a recognized leader in providing environmental solutions to protect and restore coastal regions with proven success. As a Louisiana-based company, we are well positioned to help restore coastal wetlands along the Gulf Coast.

Shaw has a long-standing history in providing services to the U.S. federal government, and 2006 proved to be another year of successful awards with this valued client. During 2006, Shaw and its joint venture partners were awarded multi-year indefinite delivery/indefinite quantity (ID/IQ) contracts adding significantly to Shaw's backlog of work. These activities could include rapid response services, anti-terrorism work, environmental assessments and remediation, hazardous materials handling, design, construction, rehabilitation, renovation of infrastructure and other services as governmental agencies continue the trend to outsource certain activities. We remain focused on maintaining and growing our market share in the environmental market and expanding our position in the federal, state and local infrastructure markets.

Pipe Fabrication and Manufacturing – Meeting Demand

With the extremely active power and chemical sectors, it is not surprising that pipe fabrication and manufacturing capacity is expected to fall short of industry demand in the coming years. Shaw has been actively communicating with clients, customers and vendors to ensure that we are on the forefront of providing solutions to this demanding challenge.

Already the largest pipe fabricator in the United States, Shaw is currently engaged in strategically increasing our pipe fabrication capacity. This plan will increase domestic fabrication capacity and also includes the potential construction and/or the acquisition of additional international facilities. We have already reopened our Tulsa, Oklahoma facility and are currently expanding operations at our Sunland facility in Walker, Louisiana.

Pipe fabrication and manufacturing were the genesis of Shaw and remain the backbone of our business. The high demand for industrial pipe and piping systems presents significant opportunities for our company. Our leadership position gives us a great foundation on which to build for the years ahead.

Environmental, Health and Safety

During 2006, we intensified our commitment to environmental, health and safety issues with several external and internal initiatives. In March 2006, we became a signatory for The World Safety Declaration, a global industry commitment to workplace safety. The declaration acknowledges that safety is a fundamental component of a quality life and is a value to be upheld by individuals as well as organizations. Participating in this program was an easy decision, as the policy clearly supports our own philosophy on environmental, health and safety issues and our commitment to "zero tolerance" of accidents. We have won significant safety awards at several of our project worksites, including both one million-man-hours and two million-man-hours "no reportable accidents" awards. The two million-man-hours accomplishment is equivalent to approximately 1,000 persons working an entire year with no accidents. Safety awareness programs including periodic thought-provoking, interactive employee questionnaires and other innovative techniques such as our "stop work" policy have contributed to our heightened safety conscientiousness and improving safety record.

Being the Best – not the biggest.

It is hard to believe that only 19 years have past since we began as a pipe fabrication company. Throughout our history, we haven't been interested in simply being the biggest, rather, we have strived at being the best at whatever we do. Whether it's pipe fabrication, power plants, chemical plants, infrastructure, performing environmental work or providing premier consulting services, we will remain committed to being the best.

With the opportunities ahead, it is imperative that we sustain our momentum and remain focused as we enhance our performance as a company, as a responsible corporate citizen, as an employer, and as a premier service provider to our clients. Collectively, these efforts positively affect our performance and reinforce our leadership position.

Momentum '06

The year 2006 has truly set into motion a momentum which will be telling for Shaw – a momentum which provides us opportunities like never before. I am extremely pleased to lead this company at this important time and am very proud to have the support of such a fine group of employees, managers, executives, and Board of Directors.

Very truly yours,

J.M. Bernhard, Jr.
Chairman, President and Chief Executive Officer

financial highlights

YEARS ENDED AUGUST 31,

	2006	2005	2004
Operating Results			
Total Revenues	**$4,775,615**	$3,262,328	$3,014,709
Gross Profit	**329,472**	292,670	220,688
Net Income (Loss)	**50,850**	15,976	(33,075)
Net Income (Loss) per Diluted Share	**0.63**	0.23	(0.57)
Working Capital	**638,001**	480,579	298,289
Balance Sheet Data			
Total Assets	**$2,529,134**	$2,088,888	$2,054,730
Short-Term Debt	**11,688**	12,356	12,733
Long-Term Debt	**173,534**	65,541	261,173
Shareholder's Equity	**1,243,207**	1,147,153	880,071
Number of Shares Outstanding at Year End	**80,476**	78,957	63,770

(in thousands, except per share data)

the momentum of revenue



From the first day of fiscal 2006, Shaw was already engaged in what would become one of its largest-ever single projects. Hurricane response activities were in full swing on September 1, 2005, just two days after Hurricane Katrina roared into the Gulf Coast of the United States.


Annual Revenue by Industry Sector
$4.8 billion
2006
44%
30%
23%
3%
$3.3 billion
2005
34%
43%
21%
2%
$3.0 billion
2004
42%
37%
18%
3%
$0
$1
$2
$3
$4
$5 in billions
Environmental & Infrastructure
Energy
Chemicals
Other

Shaw engineers and project managers were planning and taking steps to respond under a number of emergency response contracts already in place with the expectation that additional projects would undoubtedly be necessary. Over the year, Shaw's direct hurricane response and recovery activities for Hurricanes Katrina, Rita and Wilma totaled over $1 billion. Shaw activities included pumping flood waters from New Orleans; emergency provision of food, water, ice, and communications to numerous federal, state and local agencies; repairing and installing temporary roofs; installing temporary housing for thousands of persons displaced by the storms; conducting assessments and evaluations of thousands of properties; and many other response and recovery activities. In all these efforts, Shaw focused on using local workers and contractors whenever possible. Emergency response work defined Shaw as a company committed to excellence and integrity, and set in motion the revenue momentum for 2006.

While the emergency response work in the Environmental and Infrastructure industry sector was the most visible aspect of Shaw's revenue momentum, increases in the Energy sector and Chemicals sector also contributed to our record year. Even though the Energy and Chemical increases were smaller in dollar value, these industry sectors represent the largest anticipated increases in our business and are expected to sustain our revenue momentum. Chemical projects in the Middle East, Asia and the U.S. are underway and will continue to add to our growth in the next several years. Energy projects, including flue gas desulphurization (FGD) scrubber retrofits and new solid fossil-fueled power plants will be significant contributors to revenues in 2007 and 2008 as these projects ramp up. The activity in the Energy and Chemicals sectors will also drive high demand for our pipe fabrication and manufacturing services. While 2006 has been highly successful, by all accounts, the most exciting times are still to come. Momentum is on our side with expectations for Shaw's revenues to exceed $5 billion in 2007.

Record-breaking 2006 revenue of $4.8 billion was 46% higher than last year.


Shaw



the momentum of backlog

A record $9.1 billion backlog sets the stage for Shaw's momentum to continue into 2007 and 2008. After setting a record backlog of $6.7 billion in 2005, Shaw repeated with major awards in 2006 to grow backlog by 35% overall. Most significantly, Shaw's backlog in the Energy industry sector grew by over 45% to over $4.3 billion as of August 31, 2006 with major awards for new solid fossil-fuel power plant and air emissions projects. In addition, Shaw's backlog in the Environmental and Infrastructure and Chemicals industry sectors grew by over $500 and $400 million, respectively. Included in Shaw's backlog was over $400 million of pipe fabrication and manufacturing projects, approximately $300 million more than in 2005, primarily projects in the Energy and Chemical sectors. Below is a listing of some of our significant new awards for 2006.

We ended the year with more than $9 billion in backlog – the highest in our history.

Duke Energy – Engineering and technical support for nuclear power construction and operating license (COL) applications

Cleco Power, LLC – EPC contract for a 600 megawatt solid-fuel electricity generating plant in Louisiana

Mirant Corporation – EPC contract to retrofit emissions controls at three facilities with flue gas desulphurization (FGD) equipment and selective catalytic reductions system at one facility in Maryland

PPL Generation, LLC – EPC contract for retrofit of emissions controls with FGD equipment to serve three units in Pennsylvania

Dominion – EPC contract for retrofit of emissions controls with FGD equipment at a power generating facility in Virginia

U.S. Department of Energy – Environmental remediation and waste management activities at Paducah Gaseous Diffusion Plant

The Kuwait Styrene Company – EPC contract for an ethylbenzene styrene monomer plant in Kuwait

Xcel Energy – EPC contract for certain balance-of-plant facilities for a 750 megawatt coal-fired power station in Colorado

SABIC – EPC and commissioning services for 400,000 metric tons per year high density polyethylene plant in Saudi Arabia

South Carolina Electric & Gas – Engineering support for consideration of expansion of nuclear power fleet



Annual Backlog by Industry Sector


$9.1 billion
2006
30%
49%
20%
1%
$6.7 billion
2005
33%
45%
22%
$5.8 billion
2004
50%
38%
12%
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10 in billions
Environmental & Infrastructure
Energy
Chemicals
Other

PT Pertamina – EPC contract for 60 megawatt geothermal power plant in Kamojang, Java, Indonesia

SK Corporation – Design, procurement and project management services for a 60,000 barrels per stream day fluid catalytic cracking (FCC) unit in Korea

PSEG Power Connecticut, LLC – EPC contract to retrofit mercury emissions controls at a power generating facility in Connecticut

PSEG Nuclear, LLC – Maintenance and modifications for three nuclear-fueled power generating facilities in New Jersey

YANSAB – Engineering and construction of butane and aromatics facilities in Saudi Arabia

PetroChina – Technology, engineering and procurement services for an ethylbenzene/styrene monomer plant and polystyrene plant in Xinjiang Province, China

Federal Emergency Management Agency – Two-year Individual Assistance-Technical Assistance Contract (IA-TAC)

U.S. Air Force – Five-year Heavy Engineering Repair and Construction ID/IQ contract

Huntsman Corporation – EPC contract to repair an Olefins manufacturing facility in Texas

Note: EPC = Engineering, Procurement and Construction



momentum into the future

Nuclear power has been a critical part of the world's electricity story since the 1950's. In fact, it has been an important part of Shaw's story as well. Through its Stone and Webster legacy, Shaw collaborated with Westinghouse Electric Company, among others, in the construction of the first commercial nuclear–powered electric power plant in the United States – the 260 megawatt-equivalent reactor in Shippingport, Pennsylvania. Shaw has continued its nuclear involvement throughout the past 60 years – designing, engineering and constructing nuclear power plants, plus performing maintenance, modifications and refueling services, as well as demolition and decommissioning at the end of the life of a nuclear plant.

As the nuclear resurgence gains momentum into the future, Shaw is decisively positioned.



In 2006, Shaw expanded its maintenance services to 39 of the 103 operating nuclear reactors in the U.S. Over the past two years, Shaw and Westinghouse again joined forces on a number of projects, including the AP1000 Consortium which is proposing to build four nuclear power plants in China and several projects for early stage planning and assistance for Construction and Operating License (COL) applications for several major U.S. utilities.

Shaw has invested in a 20% ownership interest in Westinghouse, the world's premier provider of next-generation nuclear reactor technology, the "AP1000", as well as nuclear fuels and services. With this investment, Shaw now has a stake in every aspect of the nuclear energy industry. Along with Shaw, Toshiba Corporation, a world leader in technology and a diversified manufacturer of advanced electronic and electrical products, is the majority owner with a 77% interest, while another Japanese firm holds the remaining 3%. In connection with the Westinghouse acquisition, Shaw is also party to a commercial agreement for certain exclusive opportunities to perform EPC services and supply piping for future Westinghouse AP1000 nuclear projects. We believe this partnership has created the world's strongest nuclear services team — a catalyst for Shaw's momentum into the future.

global solutions

Strategic and innovative thinking, combined with a strong entrepreneurial culture have established The Shaw Group Inc. as a world leader in providing dynamic solutions that improve our world. Developing environmentally sound energy sources, providing enhanced processes for creating products that affect our daily lives, and responding to the world's environmental and infrastructure needs are just a few of the ways **Shaw's momentum has accelerated in 2006.**

energy



- Natural Gas, Coal, Hydro and Renewables
- Turnkey Engineering, Design, Project Management, Procurement, and Construction Services
- Industry Leader in Flue Gas Desulphurization (FGD) "Scrubber" Installation
- Premier Management Consulting Services

chemicals



- Proprietary Ethylene Technology
- Proprietary Deep Catalytic Cracking (DCC) Technology
- Clean Fuels Processing and Refining Expertise
- Technical Field Services

nuclear



- Over 60 Years Experience in the Nuclear Industry
- New Plant Design and Construction Services
- Plant Restarts and Uprates
- Maintenance Provider to 40% of U.S. Nuclear reactors
- Record Setting Refueling Outages
- Decommissioning and Demolition Services
- MOX Fuel Fabrication Expertise

environmental & infrastructure



- Evaluation, Remediation, and Restoration Services
- Isolation and Removal of Hazardous Materials (Biological, Radioactive, & Explosive)
- Ports, Harbors, Wetlands Restoration, and Housing Privatization
- Military Base and Facilities Management
- Emergency Response Services

maintenance



- Active Craft Database of 12,000 Laborers
- Active Construction Field Workforce of 3,000
- 5,000 Active Nuclear Craft Specialists
- Contract Maintenance, Modifications and Construction at 140 Locations

pipe fabrication & manufacturing



- Pipe Fabrication & Manufacturing Services
- 12 Principle Fabrication Facilities in Strategic Global Locations
- ASME Approval to Produce Piping for Nuclear Facilities
- Largest Pipe Fabricator in the United States
- Proprietary Induction and Cold Bending Technology

*The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The statements contained herein that are not historical facts (including without limitation statements to the effect that the Company or its management "believes," "expects," "anticipates," "plans," or other similar expressions) and statements related to revenues, earnings, backlog, or other financial information or results are forward-looking statements based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions and are subject to change based upon various factors. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A description of some of the risks and uncertainties that could cause actual results to differ materially from such forward-looking statements can be found in the Company's reports and registration statements filed with the Securities and Exchange Commission, including its Form 10-K and Form 10-Q reports, and on the Company's web-site under the heading "Forward-Looking Statements." These documents are also available from the Securities and Exchange Commission or from the Investor Relations department of Shaw. For more information on the Company and announcements it makes from time to time on a regional basis, visit our web site at **www.shawgrp.com**.*

BOARD OF DIRECTORS

J.M. Bernhard, Jr.
Chairman, President and Chief Executive Officer
The Shaw Group Inc.
Baton Rouge, Louisiana

James F. Barker
President, Clemson University
Clemson, South Carolina

L. Lane Grigsby
Chairman, Cajun Constructors, Inc.
Baton Rouge, Louisiana

Daniel A. Hoffler
Chairman, Armanda Hoffler

David W. Hoyle
State Senator and Real Estate Developer
Gastonia, North Carolina

Michael J. Mancuso
Retired, General Dynamics Corporation

Albert D. McAlister
Attorney, McAlister & McAlister, P.A.
Laurens, South Carolina

Charles E. Roemer, III
President and Chief Executive Officer
Business First Bank
Baton Rouge, Louisiana

John W. Sinders, Jr.
Managing Director, Jeffries & Company, Inc.
Houston, Texas

EXECUTIVES AND OFFICERS

J.M. Bernhard, Jr.
Chairman, President and Chief Executive Officer

Robert L. Belk
Executive Vice President and Chief Financial Officer

Richard F. Gill
Executive Vice President, Chairman of Executive Committee and Interim President of the Power Division

Gary P. Graphia
Executive Vice President, Secretary and Chief Legal Officer

David L. Chapman, Sr.
President of the Fabrication & Manufacturing Division

Ebrahim "Abe" Fatemizadeh
President of the Energy & Chemicals Division

Ronald W. Oakley
President of the Environmental & Infrastructure Division

David P. Barry
President of the Nuclear Sector of the Power Division

James R. Lamon
President of the Fossil Sector of the Power Division

D. Ron McCall
President of the Maintenance Sector of the Power Division

G. Patrick Thompson, Jr.
Senior Vice President, Chief Administrative Officer and Chief Information Officer

Dirk J. Wild
Senior Vice President and Chief Accounting Officer

CORPORATE INFORMATION

Corporate Office
4171 Essen Lane
Baton Rouge, Louisiana 70809
225.932.2500

Investor Relations
Certain shareholder records are maintained at the Company's corporate office in Baton Rouge, Louisiana. Inquiries may be directed to the Investor Relations Department.

Stock Listing
New York Stock Exchange Symbol: SGR

Annual Meeting
The annual meeting of shareholders will be held at 9:00 a.m. on January 30, 2007 at the Shaw Center for the Arts, 100 Lafayette Street, Baton Rouge, Louisiana.

Transfer Agent & Registrar
American Stock Transfer & Trust Company
10150 Mallard Creek Road, Suite 307
Charlotte, North Carolina 28262
718.921.8520

Auditors
Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139
504.581.4200

Please see our attached Annual Report on Form 10-K for our consolidated financial statements, accompanying notes and other information, which is part of the 2006 Annual Report to shareholders. In addition, we have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended August 31, 2006. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended August 31, 2006. Additionally, we have also provided to the New York Stock Exchange, the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

design by TILT Baton Rouge, Louisiana www.tiltthis.com

Shaw The Shaw Group Inc.™ *4171 Essen Lane Baton Rouge, Louisiana 70809 225.932.2500 www.shawgrp.com*